Exhibit 99.2

Borr Drilling Fleet Status Report - 31st August 2021

New Contracts / Extensions / Amendments

Norve
• Signed Contract (from LOI): December 2021 to April 2022, Vaalco, Gabon
Gunnlod
• Options Exercised: September 2021 to October 2021, PTTEP, Malaysia
Saga
• Signed Contract (from LOA): September 2021 to August 2022, Hess, Malaysia
Rig TBC
• Signed Contract (from LOI): July 2022 to November 2022, Wintershall, Mexico. Rig selection to be confirmed in Q4 2021.

Letters of Award / Letters of Intent / Negotiations

Gunnlod
• LOA: October 2021 to February 2022, Undisclosed, Malaysia
Frigg
• LOI: late 2021 to December 2022, Undisclosed, West Africa
Natt
• LOA: November 2021 to October 2022, Undisclosed, West Africa

Other Developments

Prospector 1
• Concluded operations with Neptune and commenced with Kistos in July 2021. The rig will resume activities with Neptune upon completing Kistos workscope
Idun
• Concluded operations with Vestigo in late May 2021 and commenced operations with Petronas (assignment) in June 2021
Saga
• Concluded operations with JX Nippon (assignment) and resume contract with PTTEP Malaysia in May 2021.

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 31st August 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Premium Jack-Ups

Gunnlod	PPL Pacific Class 400	400 ft	2018	PTTEP	September - 2020	October - 2021	Malaysia	Operating
				Undisclosed	October - 2021	February - 2022	Malaysia	LOA
Idun	KFELS Super B Bigfoot Class	350ft	2013	Petronas	June - 2021	January - 2022	Malaysia	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	September- 2020	September - 2021	Malaysia	Operating
				Hess	September - 2021	August - 2022	Malaysia	Committed
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Frigg [1]	KFELS Super A	400 ft	2013	Available			West Africa	Warm Stacked
				Undisclosed	late - 2021	December - 2022		LOI
Natt	PPL Pacific Class 400	400 ft	2018	Oriental	May - 2021	October - 2021	Nigeria	Operating with option to extend
				Undisclosed	November - 2021	October - 2022	West Africa	LOA
Norve	PPL Pacific Class 400	400 ft	2011	BWE	April - 2021	September - 2021	Gabon	Operating
				Vaalco	December - 2021	April - 2022	Gabon	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Kistos	July - 2021	November - 2021	Netherlands	Operating
				Neptune	December - 2021	March - 2022	Netherlands	Commited with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	CNOOC	November - 2020	February - 2022	United Kingdom	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April - 2020	December - 2022	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June - 2020	December - 2022	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	December - 2022	Mexico	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Available			Malaysia	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Gerd	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Ran [1]	KFELS Super A	400 ft	2013	Available			United Kingdom	Warm Stacked

Jack-Ups Under Construction

Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in December - 2023

1 - HD/HE Capability.

				Operating / Committed	Available		Cold Stack	Under Construction

Premium Jack-Ups			28	14	9		0	5

Total Fleet			28	14	9		0	5

Borr Drilling Fleet Status Report - 31st August 2021

Rig Name	Location	2021						2022					2023				2024
		Q1	Q2		Q3	Q4		Q1		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Gunnlod	Malaysia	PTTEP					LOA
Idun	Malaysia	Vestigo		Petronas
Saga	Malaysia	JX Nippon		PTTEP		Hess
Skald	Thailand			PTTEP
Frigg [1]	West Africa	Warm Stacked						LOI					LOI Option
Natt	Nigeria	First E&P		Oriental			LOA					LOA Option
Norve	Gabon		BWE					Vaalco		Option
Prospector 1 [1]	Netherlands	One-Dyas		Neptune	Kistos			Neptune		Option
Prospector 5 [1]	United Kingdom	CNOOC							Option
Galar	Mexico	PEMEX
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Njord	Mexico	PEMEX
Odin	Mexico	PEMEX
Mist	Malaysia	ROC Oil		Warm Stacked
Gyme	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked
Thor	Singapore	Warm Stacked
Gerd	Cameroon	Warm Stacked
Groa	Cameroon	Warm Stacked
Ran [1]	United Kingdom	Warm Stacked

Jack-Ups Under Construction
Tivar	KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS shipyard, Singapore	Rig Delivery in December - 2023

			Firm							Option			Available				Under Construction

1 - HD/HE Capability

Borr Drilling Fleet Status Report - 31st August 2021

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

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